

July 25, 2013

Via Email
Dennis J. Block
Greenberg Traurig, LLP
MetLife Building
200 Park Avenue
New York, NY 10166

Andrew Lanham
Assistant General Counsel
Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

> **Re:** **Dell Inc.**
> **Definitive Additional Soliciting Materials filed on Schedule 14A**
> **Filed July 17 and July 24, 2013 by Carl C. Ichan, et. al.**
> **File No. 000-17017**

Gentlemen:

We have reviewed the above-captioned filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by submitting corrective filings or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe any corrective disclosure is appropriate, please tell us why in your response.

After reviewing any filings responsive to our comments and any information you provide in reply to these comments, we may have additional comments.

Definitive Additional Soliciting Materials filed on July 17, 2013

1.   We note your letter dated July 17, 2013 and your revised filing that includes pro forma statements of income for the last completed fiscal year ended February 1, 2013 and the interim period ended May 3, 2013. Please advise us why it is appropriate to assume a "25% impact of full-year pro form loss of $323 million from the sale of financing receivables." Further, please clarify why the $323 million is an adjustment directly to operating income rather than another line on the pro forma statements of income.

Dennis J. Block
Greenberg Traurig, LLP
Andrew Langham
Icahn Capital L.P.
July 25, 2013
Page 2

Definitive Additional Soliciting Materials filed on July 24, 2013

2.   Please provide us with a brief legal analysis in support of the assertion that the current definition of "Superior Proposal" discourages competing bids.

3.   Please provide us, with a view towards revised disclosure, of the legal basis for the statement that "[i]t's outrageous to construct a merger agreement where a competing bidder does not get compensated with a break up fee if they are matched or topped." In addition, please provide us with factual examples of when a competing bidder does receive compensation with a break up fee if they are matched or topped. If the cited statement was made in error, issue a corrective statement and provide the factual and legal basis supporting the apparent conclusion that this termination fee is "outrageous." In making any such clarification, state in prominent, plain language that the participants are not challenging the legality of the termination fees in this transaction. Please also remove the implication that the existence of such fees is illegal as a matter of law.

4.   Advise us, with a view toward corrective disclosure, how the proposed adjustment regarding the treatment of abstentions would "take away the *one* provision in the Merger Agreement that actually provided stockholders with a voice in their company." Please address whether or not this statement is legally consistent with Rule 14a-9 in view of the fact that: (1) unaffiliated security holders are still entitled to cast a vote on the proposed transaction; and (2) no evidence exists to suggest that the transaction is no longer structured to require the approval of majority of the unaffiliated shares at such vote.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Please be aware that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Dennis J. Block
Greenberg Traurig, LLP
Andrew Langham
Icahn Capital L.P.
July 25, 2013
Page 3

Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you require further assistance, you may contact me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions